Exhibit 16

December 4, 2009

Mr. Robert Ross
Chairman of the Audit Committee
CFS Bancorp, Inc.
707 Ridge Road
Munster, IN  46321

Dear Mr. Ross:

We thank you for your response dated December 3, 2009.  However, the issue of whether CFS Bancorp, Inc. (the Company) overstated its regulatory capital by improperly including net deferred tax assets remains unanswered.  We believe that it is important to resolve the issue even if it is at PL Capital’s expense, as we are sympathetic to the concern implied in your letter that “yet another” investigation by outside parties could be expensive for the Company.  Therefore, we propose that PL Capital engage an independent accounting and tax expert to examine the propriety of the Company’s treatment of net deferred tax assets in its regulatory capital, at our expense.

Given the Company’s history of prior accounting mistakes (for example, the debacle over the Company’s accounting treatment of the large prepayment penalty incurred upon paying off long term FHLB Advances), merely asserting that the Audit Committee is “confident” that a material overstatement in regulatory capital has not occurred, without an outside review, does not reassure us.

In your letter, you state that “barring the introduction of any new information which could cause us to reevaluate, the Audit Committee sees no merit in commenting further on this particular matter.”  You fail to mention, however, how it is that we or any other outside shareholder are supposed to uncover any new information when we are not privy to the books, records and personnel at the Company.

Therefore, to finally settle this issue once and for all, we propose that PL Capital engage an independent accounting and tax expert to examine the propriety of the Company’s treatment of net deferred tax assets in its regulatory capital (as disallowed deferred tax assets are not a difference in RAP/GAAP accounting principles, as incorrectly noted in your letter, but are part of the regulatory capital calculation), at our expense.  We will agree to release the results of the expert’s findings to the Company and make our expert available to the Company for questioning if desired.  If PL Capital’s suspicions are found to be without merit, we will gladly issue a press release to that effect.  We welcome an open and transparent investigation of this important issue.

As a shareholder of a publicly traded Indiana corporation that owns a federally regulated thrift, we are entitled to examine the Company’s (and the thrift’s) accounting records for a proper purpose such as this.  Rather than have to go through a protracted, expensive and distracting fight over our right to access, we look forward to working out reasonable terms and conditions for our expert to perform this review, again, at our expense.

The Audit Committee seems highly confident in the Company’s position.  Providing access to an independent expert to validate that view, at no cost to the Company, should be something that the Audit Committee would embrace.

We look forward to your response.  We would like to begin this review shortly, prior to the end of the quarter ended December 31, 2009.

Regards,

/s/ Richard Lashley	/s/ John W. Palmer

Richard Lashley	John W. Palmer

Cc:  Mr. Daniel T. McKee, Regional Director-Central Region, Office of Thrift Supervision